Exhibit 1 Fourth Quarter and Full Year 2021 Earnings Webcast February 23, 2022

02 About projections and forward-looking statements Additional information about Vista Oil & Gas, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the “Company” or “Vista”) can be found in the “Investors” section on the website at www.vistaoilandgas.com. This presentation does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission (“SEC”), the Mexican National Securities Registry held by the Mexican National Banking and Securities Commission (“CNBV”) or an exemption from such registrations. This presentation does not contain all the Company’s financial information. As a result, investors should read this presentation in conjunction with the Company’s consolidated financial statements and other financial information available on the Company’s website. All the amounts contained herein are unaudited. Rounding amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding. This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods. No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this presentation has been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act, “Affiliates”), members, directors, officers or employees or any other person (the “Related Parties”) as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith. This presentation also includes certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice. This presentation includes “forward-looking statements” concerning the future. The words such as “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. Projections related to production results as well as costs estimations – including Vista’s anticipated performance and guidance for 2022 included in slide No. 16 of this presentation – are based on information as of the date of this presentation and reflect numerous assumptions including assumptions with respect to type curves for new well designs and certain frac spacing expectations, all of which are difficult to predict and many of which are beyond our control and remain subject to several risks and uncertainties. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. As such, no representation can be made as to the attainability of projections, guidances or other estimations of future results, performance or achievements. We have not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone. Neither our management nor any of our representatives has made or makes any representation to any person regarding our future performance compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. We may or may not refer back to these projections in our future periodic reports filed under the Exchange Act. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things: uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we operate; changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the revocation or amendment of our respective concession agreements by the granting authority; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for energy; uncertainties relating to the effects of the Covid-19 outbreak; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; changes in the regulation of the energy and oil and gas sector in Argentina and Mexico, and throughout Latin America; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; increased market competition in the energy sectors in Argentina and Mexico; and potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions. Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements and Vista’s business can be found in Vista’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx). You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute and should not be construed as investment advice. Other Information Vista routinely posts important information for investors in the Investor Relations support section on its website, www.vistaenergy.com. From time to time, Vista may use its website as a channel of distribution of material information. Accordingly, investors should monitor Vista’s Investor Relations website, in addition to following Vista’s press releases, SEC filings, public conference calls and webcasts.

03 Continued growth in a positive free cash flow quarter Q4 2021 highlights: 41.1 Mboe/d 117 $MM +34% y-o-y +224% y-o-y (1) (3) Production Adj. EBITDA 32.4 Mbbl/d 97 $MM 0% y-o-y +41% y-o-y (4) Oil Production CAPEX 62.8 $MM 196 $MM +146% y-o-y (5) Revenues Free Cash Flow 7.5 $/boe 35.4 $MM (7)% y-o-y (2) (6) Lifting Cost Adj. Net Income (1) Includes natural gas liquids (NGL) and excludes flared gas, injected gas and gas consumed in operations adjustments (2) Excludes the 50% non-operated interest in Aguada Federal and Bandurria Norte. Lifting cost includes (4) Property, plant and equipment additions. Excludes the additions for 30.1 $MM related to the transfer of production, transportation, treatment and field support services; excludes crude stock fluctuations, “Exploration rights” of CS-01 since this transaction did not generate cash flows depreciation, royalties, direct taxes, commercial, exploration and G&A costs (5) Free cash flow is calculated as Operating activities cash flow plus Investing activities cash flow (3) Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + (6) Adjusted net income/loss = Net profit/loss + Deferred Income Tax + Changes in the fair value of the Depreciation + Restructuring and Reorganization expenses + Impairment of long-lived assets + Other warrants + Impairment of long-lived assets

04 Production growth driven by solid Bajada del Palo Oeste performance (1) TOTAL PRODUCTION OIL PRODUCTION NATURAL GAS PRODUCTION Mboe/d Mbbl/d MMm3/d +34% +41% +15% +2% (8)% +5% 1.40 41.1 40.3 32.4 1.29 31.0 1.12 30.6 23.1 Q4-20 Q3-21 Q4-21 Q4-20 Q3-21 Q4-21 Q4-20 Q3-21 Q4-21 ▪ Total production increase mainly driven by Bajada del Palo Oeste, which continues to deliver productivity above type curve (2) ▪ Tied-in pad #10 in late December , totaling 20 wells tied-in during 2021 and delivering on annual guidance ▪ Oil production growth y-o-y driven by Bajada del Palo Oeste oil content (~90%) (1) LPG production in Q4 2021 totaled 524 boe/d, compared to 519 boe/d in Q3 2021 and 518 boe/d in Q4 2020 (2) Landed two wells in La Cocina and two wells in Orgánico. Average lateral length of 2,854 mts and 54 average stages per well

05 Strong y-o-y revenue growth REVENUES AVERAGE CRUDE OIL PRICE AVERAGE NATURAL GAS PRICE $MM $/bbl $/MMBtu +146% +51% +70% (34)% +12% +6% 4.1 196.0 60.6 175.0 57.0 2.7 40.1 79.5 1.6 Q4-20 Q3-21 Q4-21 Q4-20 Q3-21 Q4-21 Q4-20 Q3-21 Q4-21 ▪ Strong increase y-o-y, driven by ▪ 33% of crude oil sales volumes ▪ Robust y-o-y- price increase 41% boost in oil production and were to export markets driven by Plan Gas summer prices 51% improvement in oil of 2.7 $/MMBtu (~70% of ▪ Already locked-in 100% of Q1-22 realization prices volumes) sales ▪ Industrial markets averaged 2.7 $/MMBTU, 131% above y-o-y, supported by strong recovery in demand

06 Continued to achieve cost efficiencies (1) (1) LIFTING COST LIFTING COST PER BOE $MM $/boe +24% (7)% 8.0 27.9 27.2 7.5 7.3 22.6 41.1 40.3 30.6 Q4-20 Q3-21 Q4-21 Q4-20 Q3-21 Q4-21 Lifting cost per boe Total production (Mboe/d) ▪ Reduced 7% lifting cost per boe y-o-y in operated blocks, as incremental production continues to absorb fixed cost base ▪ 50% non-operated WI in Aguada Federal and Bandurria Norte adds 2.4 $MM and 0.5 $/boe to lifting cost in Q4-21 (1) Excludes the 50% non-operated interest in Aguada Federal and Bandurria Norte. Including such working interest, total lifting cost is 8.0 $/boe and 30.3 $MM in Q4-21. Lifting cost includes production, transportation, treatment and field support services; excludes crude stock fluctuations, depreciation, royalties, direct taxes, commercial, exploration and G&A costs

07

~3x expansion of Adjusted EBITDA


ADJ. EBITDA (1)
$MM
~3x
+13%
35.9
102.9
116.5
Q4-20
Q3-21
Q4-21


ADJ. EBITDA MARGIN
%
+14p.p.
45%
59%
59%
40.1
57.0
60.6
Q4-20
Q3-21
Q4-21
Adj. EBITDA margin
Realized crude oil price ($/bbl)


NETBACK (2)
$/boe
~2.5x
+11%
12.7
27.8
30.8
28.2
47.2
51.9
Q4-20
Q3-21
Q4-21
Netback
Revenues per boe (3)

- Adj. EBITDA increased ~3x y-o-y, driven by increase in revenues amid flat lifting costs
- Adj. EBITDA includes 4.5 $MM from Trafigura JV (1 pad tied-in)
- Netback increased ~2.5x, as stable costs per boe allowed us to capture full increase in realized prices

(1) Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring and Reorganization expenses + Impairment of long-lived assets + Other adjustments
(2) Netback = Adj. EBITDA (in $MM) divided by total production (in MMboe)
(3) Revenues per boe = Total revenues (in $MM divided) by total production (in MMboe)

VISTA ENERGY FOR TOMORROW

08 8 Positive free cash flow quarter (1) (3) Q4 2021 CASH FLOW EVOLUTION FREE CASH FLOW $MM $MM 62.8 51.0 (28.8) Beginning of period Operating activities Investing activities Financing activities End of period Q4-20 Q3-21 Q4-21 (2) cash position cash flow cash flow cash flow cash position (3) ▪ Positive free cash flow quarter, for a total of 62.8 $MM ▪ Strong cash flow generated by operations, which increased ~5x y-o-y (4) ▪ Cash flow used in investing activities was 76.0 $MM, with capex activity of 97.3 $MM ▪ Cash flow used in financing activities was 13.5 $MM, mainly driven by interest payments of 3.8 $MM and debt repayments (2) of 1.6 $MM (1) Cash is defined as Cash and cash equivalents (2) For the purpose of this graph, cash flow generated by financing activities is the sum of: (i) cash flow generated by financing activities for (8.1) $MM; (ii) effects of exchange rate changes on the balance of cash held in foreign currencies for (4.9) $MM; and (iii) the variation in Government bonds for (0.5) $MM (3) Free cash flow is calculated as Operating activities cash flow plus Investing activities cash flow (4) Excludes the additions for 30.1 $MM related to the transfer of “Exploration rights” of CS-01 since this transaction did not generate cash flows

09

Delivered strong total shareholder return in 2021

Full year highlights:

Increased P1 reserves and well inventory

- Increased P1 reserves to 181.6 MMboe, resulting in an implied RRR of 477%
- Acquired 50.4k core acres in Vaca Muerta at favorable terms, adding ~300 locations to our new well inventory

Delivered solid operating performance

- Increased total production 46% y-o-y to 38.8 Mboe/d, driven by the tie-in of 20 new wells in Bajada del Palo Oeste, delivering on 2021 guidance
- Reduced Lifting cost 18% to 7.4 $/boe, delivering on 2021 guidance [(1)]
- Reduced D&C cost by 18% y-o-y, to 10.0 $MM per well [(2)]

Strengthened balance sheet

- Reduced Net leverage ratio to 0.8 x Adj. EBITDA at Dec-21
- Recorded 105.9 $MM positive free cash flow [(3)]
- Raised ~260 $MM in the Argentine debt capital markets during 2021, improving average debt duration to 2.5 years at YE2021 from 1.5 at YE2020

Reinforced commitment to sustainability

- Published inaugural Sustainability Report
- Reduced GHG emissions by 14% implying a reduction in intensity of 39% to 24.1 $kgCO_2e$/boe [(4)]
- Established our ambition to become net zero in 2026 [(4)]

(1) Excludes the 50% non-operated interest in Aguada Federal and Bandurria Norte. Including such working interest, total lifting cost is 7.6 $/boe in 2021. Lifting cost includes production, transportation, treatment and field support services; excludes crude stock fluctuations, depreciation, royalties, direct taxes, commercial, exploration and G&A costs
(2) Normalized to a standard well design of 2,800 meters lateral length and 47 frac stages well
(3) Free cash flow is calculated as Operating activities cash flow plus Investing activities cash flow
(4) Scope 1 & 2 GHG emissions

VISTA
ENERGY FOR TOMORROW

10 Expanded proved reserves by 42% Solid Vaca Muerta execution driving growth (1) Proved reserves as of December 31, 2021 Key drivers MMboe ▪ Added 52 new well locations, driven by incremental activity in Bajada del Palo Oeste, (3) resulting in a total of 134 booked locations ▪ 16% reduction in lifting cost extends economic limit of wells ▪ 31% increase in oil price assumption to 55.0 $/bbl from 42.0 $/bbl in 2020 ▪ Shale reserves represent 85% of total proved reserves (2) Certified present value at 10% 519% 477% attributable to Vista´s interest in P1 (5) reserves of 1.5 $Bn (4) Total RRR Oil RRR (1) 1 cubic meter of oil = 6.2898 barrels of oil; 1,000 cubic meters of gas = 6.2898 barrels of oil equivalent (2) Net additions are calculated as the difference between: (i) YE 2021 proved reserves and; (ii) the YE 2020 proved reserves minus the 2021 total production (3) Proved reserves were certified by DeGolyer and MacNaughton (for Argentina assets) and Netherland Sewell & Associates (for Mexico assets), under SEC methodology (4) Includes crude oil and condensate, and NGL; NGLs represent less than 1% of total reserves (5) Based on reserves certification reports performed by DeGolyer & McNaughton for Argentina and NSAI for Mexico, under SEC guidelines

11

Delivered solid operating performance

Bajada del Palo Oeste shale production exit rate of 28.1 Mboe/d [1]

- Tied-in 20 new wells in 2021, doubling shale oil wells on production, from 20 to 40 wells
- Oil production increased 66% y-o-y to 30.4 Mbbl/d in 2021
- Development plan executed within budget, with total Capex below 2021 guidance (324 $MM actuals v. 330 $MM guidance)
- 18% y-o-y reduction of D&C cost per well, mainly driven by:
  - ✓ 27% reduction in drilling days per well
  - ✓ Increase in completion efficiency to 8.2 stages per day
  - ✓ Reduction in drilling and completion service rates
  - ✓ Reduction in water and proppant purchase costs
  - ✓ Optimization of completion fluids
- Average well 6% above Vista type curve for the first 180 days, and 9% above Vista type curve for the first 360 days [3]
- D&C cost reduction drives development cost down to 7.3 $/boe, a cornerstone of our high return, short-cycle, growth plan [4]

TOTAL SHALE PRODUCTION [2]


Mboe/d
~5x
~3x
5.1
8
8.5
12
23.2
20
2019
2020
2021
Shale production (Mboe/d)
# of wells tied-in in BPO

D&C COST PER WELL [4]


$MM
(40)%
(18)%
16.6
12.2
10.0
2019
2020
2021

(1) Bajada del Palo Oeste shale production of 12/31/2021
(2) Bajada del Palo Oeste represented 96%, 98% and 99% of total shale production in 2019. 2020 and 2021, respectively
(3) 180 days 1-8 and 360 days 1-5
(4) Normalized to a standard well design of 2,800 meters lateral length and 47 frac stages well

12

Strengthened balance sheet

FY 2021 CASH FLOW [1]


$MM
202.9
401.4
(295.5)
6.1
315.0
Beginning of period cash position
Operating activities cash flow
Investing activities cash flow
Financing activities cash flow (2)
End of period cash position

- Strong cash flow generated by operations, which increased ~4x y-o-y
- Cash flow from investing activities in 2021 was 295.5 $MM, ~ 2x compared to 2020, with capex activity of 324.1 $MM [4]
- Raised ~260 $MM through bond issuances in the Argentine capital markets during 2021, pre-financing 2022 maturities
- Reduced average debt cost to 5.8% at YE2021 from 6.9% at YE2020
- Net leverage ratio of 0.8x Adj. EBITDA, delivering below 2021 guidance

FREE CASH FLOW [3]


$MM
105.9
(62.3)
2020
2021

NET LEVERAGE RATIO


x Adj. EBITDA
3.5x
3.0x
1.7x
1.1x
0.8x
YE2020
Q1-21
Q2-21
Q3-21
YE2021

(1) Cash is defined as Cash and cash equivalents
(2) For the purpose of this graph, cash flow from financing activities is the sum of: (i) cash flow from financing activities for 6.5 $MM; (ii) effects of exchange rate changes on the balance of cash held in foreign currencies for (2.6) $MM; and (iii) the variation in Government bonds for 2.2 $MM
(3) Free cash flow is calculated as Operating activities cash flow plus Investing activities cash flow
(4) Excludes the additions for 30.1 $MM related to the transfer of "Exploration rights" of CS-01 since this transaction did not generate cash flows

13 Reinforced commitment to sustainability Environmental Social Governance ▪ Finished baseline study with GHG ▪ Recorded TRIR of 0.29, well ▪ Published inaugural 2020 actuals for 2019 and 2020 above Tier-1 international Sustainability report, aligned O&G standards with GRI and SASB reporting ▪ Ongoing implementation of standards selected projects prioritized by our ▪ 60% of new hires were carbon abatement cost curve women, reflecting solid ▪ Established internal carbon ▪ Reduced GHG emissions by 14% y- progress in diversity price of 50 $/tn CO2e in order o-y, with investment in carbon initiatives to reflect the cost of reduction projects more than emissions in strategic ▪ Share of local suppliers was offsetting impact of production planning and capital 21% of total purchases, for a increase allocation value of 78 $MM in 2021, ▪ Reduced GHG emissions intensity reflecting a 56% y-o-y by 39% y-o-y, to 24.1 kgCo e/boe 2 ▪ Strengthened governance by increase issuing policies related to ▪ Plan in place to reduce emissions ▪ Continued investment in human rights, conflict of in operations by 35% thru 2026 social infrastructure in interest, diversity, equity & ▪ Kicked off projects from our own Cartiel: completed first inclusion and anti-corruption, portfolio of NBS to offset phase of 8km bicycle lane and trained staff to improve remaining CO emissions, with the 2 and assigned company awareness implementation of forest and soil premises for children’s carbon sequestration sports activities (1) Established our ambition to become net zero in 2026 (1) Scope 1 & 2 GHG emissions

14

Acquisition of Aguada Federal and Bandurria Norte

Vista becomes operator and sole concession holder

DEAL BASICS

- Acquired 25,231 net acres, increasing our total acreage in Vaca Muerta to 183,084 acres
- Vista has agreed to pay a purchase price of 140 $MM:
  - ✓ 90 $MM were paid in January 2022
  - ✓ 50 $MM are payable in 8 equal quarterly installments starting Apr-22
- The transaction effectively cancels the remaining carry consideration of 77 $MM that Vista assumed when it acquired the initial 50% working interest in the blocks

STRATEGIC RATIONALE

- Purchase of core Vaca Muerta acreage at ~2,700 $/acre
- Expanded our portfolio of development wells, adding ~150 gross new well locations, for a total of up to 850 identified well locations
- Gain operatorship to enable replicating Vista business model & synergies
- 100% ownership maximizes development flexibility

NEXT STEPS

- Execute cost reduction initiatives to reduce blocks lifting cost per boe to Vista´s standards
- Build pipeline to connect Aguada Federal to Bajada del Palo Oeste
- Complete and tie-in 4 wells already drilled in Aguada Federal


40
35
30
25
20
Bandurria Norte
Aguada Federal
Bajada del Palo Oeste
Bajada del Palo Este
Acquired assets
Aguada Federal
Proposed pipeline
Pad #5
Bajada del Palo Oeste
Existing pipelines
Battery
DUCs
Producing wells

Above: project connecting Aguada Federal to Bajada del Palo Oeste

(1) 140 $MM from purchase price – 6 $MM from purchased entity consolidated cash) / 50.4k acres, implying ~2,700 $/acre

VISTA
ENERGY FOR TOMORROW

15 Delivered strong financial performance (1) REALIZED OIL PRICE REVENUES LIFTING COST $/bbl $MM $/boe +48% +138% (18)% 652 9.0 54.9 37.2 7.4 274 2020 2021 2020 2021 2020 2021 (2) (4) (3) ADJ. EBITDA ROACE ADJ. NET INCOME/LOSS $MM % $MM Delivered on 2021 +22p.p. guidance of 370 $MM 79 17% ~4x 380 96 (5)% (115) 2020 2021 2020 2021 2020 2021 (1) Excludes the 50% non-operated interest in Aguada Federal and Bandurria Norte. Including such working interest, total lifting cost is 7.6 $/boe in 2021. Lifting cost includes production, transportation, treatment and field support services; excludes crude stock fluctuations, depreciation, royalties, direct taxes, commercial, exploration and G&A costs (2) Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring and Reorganization expenses + Impairment of long-lived assets + Other adj. (3) Adjusted net income/loss = Net profit/loss + Deferred Income Tax + Changes in the fair value of the warrants + Impairment of long-lived assets (4) ROACE = Operating profit (loss) / (Average total debt + Average total shareholders’ equity). Total Debt = Current Borrowings + Non-current Borrowings + Current Lease liabilities + Non-current Lease liabilities

16

2022 Guidance

	2022	Key drivers	Expected y-o-y change [4]
Shale oil wells	24 wells tied-in	16 wells in BPO, 2 wells in BPE, 2 wells in Águila Mora, 4 wells in Aguada Federal	+20%
Production	46.0 – 47.0 Mboe/d	Solid y-o-y growth every quarter; exit rate ~50 Mboe/d	+20%
Lifting cost [1]	7.5 $/boe	Replicate operating model in Aguada Federal and Bandurria Norte	(1)%
Adj. EBITDA [2]	550 - 575 $MM	Based on an average realized oil price of 60 $/bbl. A 90$ assumed average Brent for Q2 to Q4-22 adds 50 $MM to Adj. EBITDA	+48%
CAPEX	375 - 400 $MM	Increased activity in Aguada Federal	+20%
Gross debt [3]	575 $MM	Debt reduction using existing cash	(6)%


VISTA

(1) Lifting cost includes production, transportation, treatment and field support services; excludes crude stock fluctuations, depreciation, royalties, direct taxes, commercial, exploration and G&A costs
(2) Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring and Reorganization expenses + Impairment of long-lived assets + Other adj.
(3) Excludes accrued interest and Lease Liabilities
(4) Y-o-y change is calculated with the average of the corresponding guidance range

VISTA ENERGY FOR TOMORROW

17 Closing remarks

THANKS! Q&A 18